Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES AGREEMENT
TO ACQUIRE EIGHTH AFRAMAX VESSEL

ATHENS, GREECE, September 30, 2022 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to purchase the M/T Phoenix Beacon, a 105,525 dwt Aframax tanker vessel built in 2011 by Hyundai Heavy Industries Co., Ltd. - Ulsan, South Korea, from an unaffiliated third party for a gross purchase price of US$35 million. The M/T Phoenix Beacon is fitted with a ballast water treatment system (BWTS), and its next scheduled special survey is not due until 2026. The vessel is expected to be delivered to the Company by early December 2022 and will be renamed M/T P. Monterey.

The Company expects to finance the aforementioned acquisition with cash on hand and the incurrence of debt through a new senior secured facility that it anticipates it will enter into prior to the delivery of the vessel.

Commenting on the agreement, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The acquisition of our latest Aframax tanker, M/T P. Monterey, marks yet another important milestone for our Company, as we have managed to grow our fleet from five to eight vessels in a short span of six months. We intend to fund this acquisition with bank debt of approximately US$30 million and the rest from available cash, still maintaining a modest overall level of financial leverage fleetwide. With the delivery of the two newly acquired Aframax tankers during the fourth quarter of 2022, our fleet will be well positioned to potentially generate significant cashflow moving forward. Given this, we believe our common shares are significantly undervalued, as our current market capitalization represents about 10% of our estimated net asset value.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company’s current fleet is employed on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.